Filed by Livongo Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Livongo Health, Inc.; Teladoc Health, Inc.,

Commission File No.: 001-38983

Transcript

The following is a transcript of a presentation made available on Livongo’s Investor Relations website on August 27, 2020.

Company Name: Livongo Health, Inc. (LVGO)

Event: KeyBanc Capital Markets’ Future of Technology Series

Date: August 27, 2020

<<Donald Hooker, Analyst, KeyBanc Capital Markets Inc.>>

Great. Good morning, everyone. My name is Don Hooker. I am the Equity Analyst here at KeyBanc, who has the good fortune to cover both Teladoc and Livongo. It’s my great pleasure to host the conversation here this morning with both companies. We have the CFO of Teladoc or at Teladoc, Mala Murthy; the COO of Teladoc, David Sides; the CEO of Livongo, Zane Burke; the CFO of Livongo, Lee Shapiro.

So I’ll start the conversation with a high-level Q&A, but this is certainly intended to be an open forum. So for those in the audience, please do feel free to submit a question, and I can anonymously forward it to the companies on your behalf. So with that said, David, Lee, Mala, Zane, you all are very busy people, we recognize your time is valuable, thank you for your participation in our conference.

I will assume that most investors have a basic familiarity with both companies, but this is a tech conference, so I do also want to assume that there might be some folks in the audience who might benefit from a brief recap and review of the proposed merger of these two companies as well as some elaboration on the potential for synergies. So I guess to start it off here, why don’t we start with the Teladoc team, David and Mala, maybe perhaps in a brief minute or two, maybe can you give us a review of two or three things that a merger with Livongo is going to allow Teladoc to achieve that perhaps Teladoc would not have otherwise achieved through a partnership, collaboration or on its own.

<<Mala Murthy, Chief Financial Officer, Teladoc Health, Inc.>>

Sure. First, thank you, Don, for having us. Let me start it off, and then I would love for David to chime in and others as well. So said quite simply, what this merger does when it is approved and we close, it creates what we believe is an undisputed global leader in virtual care. And it spans across ambulatory, acute, complex as well as primary care. That’s sort of our vision. And we have a lot of confidence in this vision. It is what we believe really the first and only company to offer a consumer-centric, whole-person care. That’s sort of our goal.

Why do we have the confidence in us being able to deliver on our vision? It really comes down to a few things. First, as you know, Don, the competitive environment and the market environment, importantly, has changed a lot in the last few months, right, through COVID and through the pandemic. And what we both companies have realized is that there really is an unmet demand and an unmet need for this whole-person care. And we are both uniquely positioned together to deliver on that because we have highly complementary assets and capabilities.

And we have highly complementary cultures, importantly, which we quickly realized as the two leadership teams started talking about our combined company, our combined vision, again, when the merger closes. And if I quite crisply talk about or think about our assets and capabilities, it really boils down to the following. On our Teladoc Health side, we have, over the last several years, established a very broad-scale footprint, whether it be in terms of being global, whether it be in terms of our channel footprint. We are the leader in every channel that we are our very scaled technology platform, our provider capacity as well as our unique membership marketing engine.

What we saw Livongo brought in terms of complementarity is they have amazing depth in their data capabilities, their data science capabilities, their unique consumer experience and the fact that they have a highly scalable – they have scalability. So I think combined together, we are excited about the synergies that we have talked about delivering a few weeks ago. Just to remind people, we believe this combination will drive between 30% to 40% revenue growth over the next – between 2020 and 2023 and, on top of that, up to $500 million in revenue synergies through 2025 and $100 million of that by 2022.

So let me stop there. Let me turn it to David.

<<David Sides, Chief Operating Officer, Teladoc Health, Inc.>>

I think you covered it, Mala. The only thing I would add is that we’re going to the home as well. So the remote patient monitoring, combined with our network and the ability to practice atop of licensor, where the technology that Livongo brings can bring interventions and health nudges to people, then that could go to a nurse, a dietitian, a diabetes specialist or even a physician is a nice escalation path and a clear continuum of care.

<<Donald Hooker, Analyst, KeyBanc Capital Markets Inc.>>

Great. Maybe turning over to the Livongo team. Zane and Lee, what – you guys are doing well before the merger was announced. What is Teladoc going to bring you? And what makes you excited as you excited as you look forward? What does Teladoc bring you that you couldn’t have done alone?

<<Zane Burke, Chief Executive Officer, Livongo Health, Inc.>>

Don, thanks for having us this morning, and excited to share our story. As you mentioned, we had great momentum actually coming into 2020 and have continued that momentum throughout the – even through the pandemic pieces and certainly not covered by that element. But what we saw as part of bringing together Livongo and Teladoc is the opportunity to create the consumer leader in consumer virtual care. And it’s always been our mission to empower people to live their best and healthiest lives and meet our members in their life flow. And this really allows for doing that in multiple settings. And so it’s really about the future of keeping people healthy and being able to do it at scale.

<<Donald Hooker, Analyst, KeyBanc Capital Markets Inc.>>

Lee?

<<Lee Shapiro, Chief Financial Officer, Livongo Health, Inc.>>

Don, thanks for the question. When I think about the opportunities to get to the scale that Zane referred to, I’m looking at the 70 million U.S. members that Teladoc serves today. And as you know, at Livongo, we’ve just crossed over 400,000 individuals with diabetes that we serve, additional hundreds of thousands across our hypertension, weight management, behavioral health offerings. But we see this as really putting a booster rocket onto our efforts in getting into the market and driving some of the revenue synergies that Mala referred to.

Further, Livongo works today with over 30% of the Fortune 500. And we have a number of our clients who are global employers that would love to see Livongo available to their team members who reside in countries outside the U.S. With their international presence, Teladoc provides us with the opportunity to move aggressively into new markets in a very complementary way. And we’ll be able to ride infrastructure that they’ve already put in place that will allow us to do that more quickly than we would have been able to do on our own. So there is some great unique benefits of this combination that allows us to achieve our goals and objectives years ahead of when we would have been able to do so on our own.

<<Donald Hooker, Analyst, KeyBanc Capital Markets Inc.>>

Great, thank you. So I do have a question – a couple of questions coming in here. I guess one investor is, I guess, noticed that Amwell, another telehealth company, sort of filed an S-1. So maybe the question sort of wants some thoughts from – maybe some elaboration from maybe both sides in terms of the competitive landscape and sort of the retention of your client base. And any thoughts that you’re willing to share there?

<<Mala Murthy, Chief Financial Officer, Teladoc Health, Inc.>>

David, do you want to start, and I can add?

<<David Sides, Chief Operating Officer, Teladoc Health, Inc.>>

Yes, it’s a good question, Don. So I think that it’s a good space to be in. We see other people moving into the market or going public as actually a validation of the work that both of the companies have been doing over the past 5 and 10 years. So we’ll see how that plays out. But we certainly don’t worry about them more than you would any other competitor competitively. And we think, actually, with this merger, we’re moving far ahead on what we can bring to the market that others will now have to figure out.

That whole-person care, the ability to move from home all the way through the most acute episode and meet consumers where they are with the convenience of health care on their terms as they travel around the globe is unprecedented and a difficult thing for people to put together in the long term. And we’re just starting on the vision and the growth ahead of us.

<<Mala Murthy, Chief Financial Officer, Teladoc Health, Inc.>>

And what I would add, Don, as exactly David said, we are laser-focused on executing on the vision that we’ve all talked about in the last several minutes. And we are confident in our differentiators strategically on both sides. That includes the resiliency of our technology platform, which was tested and came through brilliantly through the peak weeks of the pandemic, and that includes all of the other sort of differentiators I referenced several minutes ago, as did the others.

So I think for us, it’s all about heads-down executing on the vision. And then the last thing I would add is we enjoy a strong partnership with Google when it comes to our customer engagement efforts and our acquisition – customer acquisition efforts. And so it’s really all about us focusing on our growth.

<<Donald Hooker, Analyst, KeyBanc Capital Markets Inc.>>

And I guess I am getting a number of questions here. So maybe in terms – maybe for both sides here, you’ve laid out some interesting synergies, impressive synergies. Can you maybe elaborate a bit on the timing of the execution here? How do we– what are maybe sort of the more logistical mechanics of, I guess, on the Teladoc side, getting – introducing Livongo into your membership base? And I guess vice versa as well, particularly in the U.S.

<<David Sides, Chief Operating Officer, Teladoc Health, Inc.>>

Yes. It’s a good question, Don. So in the U.S. part, and this is one of the things we say quite often, is our clients immediately understood the strategic rationale for this merger. So when we talk to our clients, they are excited. They’ve been asking us for some time, how can you work together to cover the whole person? What kind of integration, even before we came together, could we do together from our applications to make the member experience better? How can we buy everything from one supplier?

And so from a client perspective, there couldn’t be more enthusiasm. And so that kind of drives the enthusiasm for us as well. So we started to talk back and forth to make plans of how we go to market, what training do both sides need to be able to cross-sell to this large opportunity, and I think the sales teams couldn’t be more excited. So with that, the sales teams will probably help drag that – pull the rest of the company forward to market as members really get excited about what we can do together, and we’ll execute and respond from that. But I would characterize the sales excitement as very high.

<<Mala Murthy, Chief Financial Officer, Teladoc Health, Inc.>>

And adding to the sales excitement, Don, we’ve talked about the fact that we have a fairly small client overlap as we go into this. And that also engenders the excitement that David talked about in terms of the runway ahead of us.

<<Donald Hooker, Analyst, KeyBanc Capital Markets Inc.>>

Okay, thanks…

<<Zane Burke, Chief Executive Officer, Livongo Health, Inc.>>

And Don, I would just say that the excitement has been really high from our clients, which is the most important part of this conversation. So what they have said to us is, we’re excited about the future combination of the services and the offerings. Our teams are really excited about it, the joint conversations, and we’ve created a joint marketing agreement with the Teladoc team.

And our teams are really excited to get out in the marketplace, but our clients are thrilled to hear the combined entities and really begin to talk about what that would mean for them and for their members and their employees overall. So creating that better experience at the end of the day for the members and creating the hard ROIs that we’ve been able to demonstrate over time. It’s – there’s just a high level of excitement.

<<Donald Hooker, Analyst, KeyBanc Capital Markets Inc.>>

Okay, great. And then I guess, there is more and more questions coming in here. So my job is easy today. An investor wanted some perspective. I mean people need to remember that Teladoc, in particular, is an international company. And of course, Zane and we have a long history working in global organizations. Are there – and I guess folks that may have not seen, but a number of countries are expanding exposure telehealth in their local geographies.

Can you kind of talk about if there are any priorities in terms of international expansion on the Teladoc side? Are there countries that are of particular interest? And then maybe on the Livongo side, what are some of the mechanics of getting Livongo into some of these international markets?

<<David Sides, Chief Operating Officer, Teladoc Health, Inc.>>

So, I can take the Teladoc side, Don. The – Germany had a legislative change this year that made virtual care, from a regulatory perspective, more acceptable on a reimbursement perspective. So we’ve entered the German market. It’s a big market that was absent for us before just because the laws were a little bit ambiguous, and now they’re clear. So we expect to see good things out of Germany over time.

And then we do business in many – most countries, right, about over 100 countries. And so we’re prioritizing those as part of the integration process looking forward as we move toward the merger, where would we go first, second or third? Probably English-speaking first where you can do some localization, then perhaps Spanish, maybe French. With English and French, we can get to Canada. So you could kind of see the UK, Australia, places where we already have large pieces of business being really attractive markets for the combined virtual care offering.

<<Mala Murthy, Chief Financial Officer, Teladoc Health, Inc.>>

Yes. And I would just add, it’s going to be definitely a combination of the distribution footprint that we have as well as the fact that as one being uniquely global that we are, we have strong local knowledge and infrastructure, and we know what each market needs and what the regulatory needs are. And I really believe that, that sort of we are global yet local, that local knowledge is what we will really lean on as we push through on the international side. Zane? Lee?

<<Zane Burke, Chief Executive Officer, Livongo Health, Inc.>>

Sure. Thanks, Mala. This – the international space is one of those areas where we were really excited as we got further into the due diligence process and got a better appreciation of what Teladoc has been able to accomplish as part of their model. And as David and Mala have spoken about, really, Teladoc has been at the forefront on the global side. We have been planting the seeds to go outside the U.S. for the past year. And so we’ve been doing the work on the engineering side to prepare for outside the U.S. in that side – size. And what we’ve seen as part of the opportunities here on the synergies, so in addition to what we talked about previously around the cross-sell opportunities and the fact that in the U.S., we only have 25% overlap on mutual clients, this international space is massive for us.

And so we think this will greatly accelerate us over the years. And so there will be work to do as you look at different countries because, obviously, each country has some unique elements to it. But we have a highly scalable solution that already works in around the world. And so we already have clients such as the U.S. Department of State where our solutions are working around the world today. So it’s not a question of working or not. It’s a question of the local, both the regulations as well as some of the personalization that we want to make for those geographic specific areas, because part of the unique elements of Livongo is really that personalized care. And so it’s sort of a combination of regulatory as well as the personalization at the AI level is the work that we’ll have to do as we move forward, and we’ll work with the Teladoc team to determine the best places to go first.

<<Donald Hooker, Analyst, KeyBanc Capital Markets Inc.>>

Okay. Would there be a potential need for an acquisition there was also a part of that question in terms of to accelerate yourself? Or do you feel like with the – I think, Mala, you mentioned 100 countries that Teladoc is in, and you’re kind of already there in terms of the geographic footprint that you need.

<<Mala Murthy, Chief Financial Officer, Teladoc Health, Inc.>>

Yes. Here’s what I would say. We get that question often. Our philosophy, our approach has always been that two things. One, being the leader we are, we actually are at a unique vantage point that we actually get to see a lot of targets out there, and so – that we have a very good bird’s-eye view of what’s out there.

The second thing is we will – we always look at buy, build or partner when it comes to new opportunities, whether it be in the U.S. or any country outside the U.S. So we have a very disciplined approach to how we do it. We have talked about how we look at the strategic rationale. We have looked at the fit from a culture standpoint. And importantly, we have high financial criteria that it needs – any effort we make needs to pass. And I’d say we’ll continue to do that. So if there are attractive opportunities that meet those criteria, we would definitely look at them as we continue to build out both our geographic footprint as well as our product footprint.

<<Donald Hooker, Analyst, KeyBanc Capital Markets Inc.>>

Okay. Great. So I am getting a lot of questions. I’m going to apologize in advance if I don’t get to everyone’s question, but a lot of interest here. So that’s a good sign. So for both sides, there’s some interest from investors in the behavioral health area. That gets a lot of headlines these days. And both of you have had remarkable success in different ways. Now both of you do have a behavioral health offering, but my understanding is that they’re maybe a bit more of a complement there than an overlap. Can you talk about how you complement each other in the area of behavioral health? And any kind of sort of update in terms of growth there? First, we start with – maybe start with the Livongo side, since Mala just spoke, on the behavioral.

<<Zane Burke, Chief Executive Officer, Livongo Health, Inc.>>

Great. Happy to take it. We agree, we think behavioral health is an amazing opportunity. And unfortunately, it’s going to be one of the things that continues to grow and it will be left behind. Long after the pandemic has gone, the behavioral health portion of this is going to be here. And we’ve had great success on really being the digital front door. And from that perspective, Teladoc has the best solution set from a services perspective on behavioral health on the BetterHelp side. And it was really a fascinating dynamic in the diligence process. This was a place where we looked at our strategic road maps, and we would have ended up competing against each other at some level. But in this case, it is a perfect overlap because there is none.

So they would have had to come our way on the digital front door side. We would have come their way on the service delivery elements of that. We can immediately hit the ground running with the best-in-class solution on both – on a full spectrum. And we’re very excited about the future potential for an integrated behavioral health solution from a Teladoc and Livongo perspective.

<<Lee Shapiro, Chief Financial Officer, Livongo Health, Inc.>>

I’m just going to echo Zane’s comments. It’s a market that has had access problems for a long time. 60% of the counties in the U.S. don’t have a practicing psychiatrist. And so to be able to address that market in a real time of need with this pandemic is a fantastic opportunity. And as Zane said, when we looked at what both were doing, we’re approaching it from the other direction, but going to meet in the middle. And it was really exciting to see why when we put these two together, we cover the entire spectrum really well. So it’s just really a nice combination that we’re going to bring forward to market.

<<Zane Burke, Chief Executive Officer, Livongo Health, Inc.>>

And if may – I’m sorry, Mala, I don’t mean to interrupt you.

<<Mala Murthy, Chief Financial Officer, Teladoc Health, Inc.>>

No, no, please go ahead, Zane.

<<Zane Burke, Chief Executive Officer, Livongo Health, Inc.>>

I was just going to – I think kind of, Don, here’s one of the things that was really – every page we turned in the diligence process, everything was complementary. We have literally no overlap at this point in our solution sets. And so – yet our visions and our strategy road maps were very similar and where we wanted ahead. And this is just one of the shining examples of how that plays together. Sorry, Mala, for interrupting.

<<Mala Murthy, Chief Financial Officer, Teladoc Health, Inc.>>

Not at all. What I was just going to add is we both talked about behavioral health as one of those that has a large TAM, right? It’s not something that’s limited to the U.S. This is a global need. And our behavioral and mental health studies have found unsurprisingly that people use our services because it helps avoid the stigma issue. So there is a very, very large unmet need that we both, individually and now together, can really serve in a much, much more powerful way.

And candidly, it comes down to the individual customer journey. Zane and Dr. Jennifer Schneider, they have often talked about the fact that if you think about a single member, a single person who is looking to – who is going to see behavioral health care from us, it is the fact that Livongo’s health modules, which are really powerful, can actually help with compliance. And we can help get them – get the person to the, what we would call, the last mile to the provider. And so if you just think about that, that to me is a sort of a case study and a poster child one of all of the opportunities that are there in driving the synergies and the – and sort of the promise of this.

<<Donald Hooker, Analyst, KeyBanc Capital Markets Inc.>>

Got you. A couple of questions here on capacity, which is a good question again, right? I guess management teams like being asked, do you have enough capacity? So I think if we think into the fall, into the winter, I think it’s probably not unrealistic to suspect there could be a second wave of COVID-19. The flu season is probably going to be particularly scary this year because it’s going to mix in with COVID-19. We don’t know how that’s going to play out. So we could see another pickup in demand. I don’t think it’s unrealistic to think of that as a potential scenario.

Where do you guys stand in terms of your infrastructure? I guess from a technology standpoint, because there have been some news of in-house telehealth solutions and third-party telehealth companies struggling with inbound demand. Could help us understand from a technical and infrastructure standpoint and a provider network standpoint?

<<Mala Murthy, Chief Financial Officer, Teladoc Health, Inc.>>

So let me just give you some quick facts. And then, David, definitely weigh in. We – as you noted, as we entered this year and we hit March and April and we saw our daily volumes really spike, I would say there were two things. One, overnight, our daily volumes from a visit standpoint almost doubled. But if you step back and look at how resilient our technology platform was, it performed brilliantly. And not – it wasn’t surprising because David and his team, the way that they have made the investments over time such that we can actually scale up very, very quickly and still have the network perform, it sort of stood the test, if you will. And David can speak much more about that.

From a provider capacity perspective, we are very confident that we can absolutely address a second wave. We made some investments in the first quarter – the end of the first quarter to rapidly expand our provider capacity. And we – that stood us in great stead without much more incremental investments in the second quarter. And you know in the first half, the second quarter, there was a very high – there was a huge increase in our visit volume. So we were able to meet the demand with the standards of care that we aspire to. So I’m very confident that we will be able to go through the fall and spring as needed with the capacity we have. David?

<<David Sides, Chief Operating Officer, Teladoc Health, Inc.>>

I would just say that we have always designed the platform to handle 10 times the known peak volume that we’ve seen before, and it handled it really well. Now on the process side, we hadn’t designed the same way, to say, can we bring on 1,000 physicians in a week through our process of credentialing? We have physicians take training on steroids and antibiotic use to meet our quality metrics, and that took more work.

But as we’ve worked through that in the first couple of weeks of the pandemic, we now have our process for credentialing and assuring our members have the highest quality that they can possibly had from our service delivery. That part now works, too. And we have our network more than doubled. So we can handle at least the capacity from earlier this year and probably with even another double if we had to, which is probably not going to happen, but we have extra room for safety just in case.

<<Donald Hooker, Analyst, KeyBanc Capital Markets Inc.>>

And I guess on the Livongo side, you guys are dealing with particularly vulnerable populations, not a visit fee model, of course, but nonetheless, people need you. How – in terms of health coaches and infrastructure, where are you guys?

<<Zane Burke, Chief Executive Officer, Livongo Health, Inc.>>

So we have a one-to-many approach as it is. And as you see – as you saw in the first quarter of this past year, we increased our members over 50% in the first quarter. And basically, we launched. So it’s a highly scalable solution. And so this technology stack is very scalable. We have a very leveraged network of certified diabetes educators, nutritionists and nurses, and that infrastructure is in place.

So we’re excited about the continued growth. We continued to grow at 125% last quarter. We grew at 100-plus percent through last year. So I think when you’re doing triple-digit growth, you know that change is part of what you do, and the preparation for that kind of scale has been part of how we thought about the business from the beginning.

<<Donald Hooker, Analyst, KeyBanc Capital Markets Inc.>>

Okay. Great. Thank you. And we are hitting the bottom of the hour. So there’s still a bunch of questions in queue. I can’t get to all of you, unfortunately, but it’s good to have a lot of interest here. So I want to thank the Teladoc and Livongo teams for their time and their busy schedules, and I wish everyone well. Thank you.

<<Mala Murthy, Chief Financial Officer, Teladoc Health, Inc.>>

Thank you, Don.

<<Zane Burke, Chief Executive Officer, Livongo Health, Inc.>>

Thank you.

* * *

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health, Inc. (“Teladoc Health”) and Livongo Health, Inc. (“Livongo”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc Health’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc Health’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc Health and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc Health, Livongo or their respective directors; the effects of disruption to Teladoc Health’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc Health’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc Health’s or Livongo’s stock prices; transaction costs; Teladoc Health’s ability to achieve the benefits from the proposed transaction; Teladoc Health’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc Health or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc Health’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc Health’s business model; changes in market conditions and receptivity to Teladoc Health’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc Health (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc Health’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc Health’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc Health nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc Health expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Teladoc Health that also constitutes a preliminary proxy statement of each of Teladoc Health and Livongo. After the registration statement is declared effective, each of Teladoc Health and Livongo will mail a definitive joint proxy statement/prospectus to stockholders of Teladoc Health and Livongo, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc Health or Livongo may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC HEALTH AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Teladoc Health or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc Health will be available free of charge on Teladoc Health’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc Health or Livongo.

Teladoc Health and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc Health is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6,

2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “Teladoc Health” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.